Exhibit 99.1

Akumin to Host Yearend 2020 Financial Results Call April 1, 2021

March 25, 2021 – Plantation, FL – Akumin Inc. (NASDAQ/TSX: AKU) (“Akumin” or the “Company”) will host a conference call at 8:30 a.m. Eastern Time, April 1, 2021, to discuss its fourth quarter and yearend 2020 financial results.

The Company adopted U.S. GAAP as the basis of preparation for the 2020 Annual Financial Statements effective for the fiscal year-ended December 31, 2020, after its common shares commenced trading on the NASDAQ on September 2, 2020 and becoming an “SEC Issuer” for purposes of the Canadian Securities Administrators’ National Instrument 51-102 — Continuous Disclosure Obligations. The Company expects to also release interim statements for the 3-, 6-, and 9- month periods ended March 31, 2020, June 30, 2020, and September 30, 2020, respectively, in U.S. GAAP together with its release of its 2020 Annual Financial Statements, all of which the Company expects to be available prior to the conference call.

To access the conference call, dial toll-free in Canada or the U.S. 888-231-8191 or, for international callers, 647-427-7450. Participants are asked to connect at least 10 minutes prior to the beginning of the call to ensure participation. There will also be simultaneous and archived webcasts available at https://akum.in/Q42020-ResultsCall. The webcast archive will be available for 90 days. A replay of the conference call will also be available until Tuesday, April 6, 2021 by calling 416-849-0833 or toll-free 1-855-859-2056, using passcode number 3575808.

About Akumin

Akumin is a leading provider of freestanding, fixed-site outpatient diagnostic imaging services in the United States with a network of owned and/or operated imaging centers located in Florida, Texas, Pennsylvania, Delaware, Illinois, Kansas and Georgia. By combining our clinical expertise with the latest advances in technology and information systems, our centers provide physicians with imaging capabilities to facilitate the diagnosis and treatment of diseases and disorders and may reduce unnecessary invasive procedures, minimizing the cost and amount of care for patients. Our imaging procedures include MRI, CT, positron emission tomography (PET), ultrasound, diagnostic radiology (X-ray), mammography, and other interventional procedures.

Forward-Looking Information

Certain information in this press release constitutes forward-looking information. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Akumin as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of our Management Discussion and Analysis dated November 11, 2020, which is available at www.sedar.com and www.sec.gov. These factors are not intended to represent a complete list of the factors that could affect Akumin; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and Akumin expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

For further information:

R. Jeffrey White

Investor Relations

1-866-640-5222

jeffrey.white@akumin.com